Exhibit 99.7

BENEFICIAL OWNER ELECTION FORM

The undersigned acknowledge(s) receipt of your letter and the enclosed materials relating to the grant of non-transferable rights (the “Rights”) to purchase common units representing limited partnership interests (the “Common Units”), in Capital Product Partners L.P., a master limited partnership organized under the laws of the Marshall Islands (the “Partnership”), pursuant to the rights offering (the “Rights Offering”) described and provided for in the Partnership’s prospectus supplement, dated November 27, 2023 (together with the accompanying base prospectus, dated September 29, 2023, the “Prospectus”). Each Right will allow the holder thereof to purchase 1.758657 Common Units at a subscription price of $14.25 per whole Common Unit (the “Subscription Price”). The Partnership will not issue fractional Common Units in the Rights Offering. Fractional Common Units resulting from the exercise of the Rights as to any unitholder will be eliminated by rounding down to the nearest whole Common Unit, with the total subscription payment being adjusted accordingly.

With respect to any instructions to exercise (or not to exercise) Rights, the undersigned acknowledges that this form must be completed and returned such that it will actually be received by you by 5:00 p.m., New York City time, on the scheduled expiration date of the rights offering of December 13, 2023 (which may be extended by the Partnership with the approval of the board of directors of the Partnership and the conflicts committee of the board of directors of the Partnership).

This will instruct you whether to exercise the Rights to purchase Common Units distributed with respect to the Common Units, held through you as bank, broker or other nominee for the account of the undersigned, pursuant to the terms and subject to the conditions set forth in the Prospectus, and the related “Instructions for Use of Rights Certificates of Capital Product Partners L.P.”

I (we) hereby instruct you as follows:

(CHECK THE APPLICABLE BOXES AND PROVIDE ALL REQUIRED INFORMATION)

Box 1. [  ] Please DO NOT EXERCISE RIGHTS.

Box 2. [  ] Please EXERCISE RIGHTS as set forth below:

Rights (1 Right = 1.758657 Common Units may be subscribed for)	Number of Common Units Subscribed For (1)		Subscription Price		Total Payment Required
		*	$14.25	=	$

(1)	Multiply the number of Rights you wish to exercise by 1.758657 and round down to the nearest whole Common Unit.

Box 3. [  ] Payment in the following amount is enclosed: $

Box 4. [  ] Please deduct payment of $                 from the following account maintained by you as follows: (The total of Box 3 and Box 4 must equal the Total Payment Required specified above under Box 2.)

Type of Account:

Account No.:

I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:

•	irrevocably elect to purchase the number of Common Units indicated above upon the terms and conditions specified in the Prospectus; and

•	agree that if I (we) fail to pay for the Common Units in full I (we) have elected to purchase pursuant to the exercise of the Right, you may exercise any remedies available to you under law.

Name of beneficial owner(s):

Signature of beneficial owner(s):

If you are signing in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or another acting in a fiduciary or representative capacity, please provide the following information:

Name:

Capacity:

Address (including Zip Code):

Telephone Number: